EXHIBIT 99.1

For Immediate Release	Date: April 4, 2018
18-15-TR

Teck Acquires Quebrada Blanca Minority Interest

Vancouver, B.C. – Teck Resources Limited (“Teck”, TSX: TECK.A and TECK.B, NYSE: TECK) announced today that it has acquired an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca S.A. (“QBSA”) through the purchase of Inversiones Mineras S.A.(“IMSA”), a private Chilean company. The acquisition brings Teck’s interest in QBSA to 90%. ENAMI, a Chilean State agency, holds a 10% preference share interest in QBSA, which does not require ENAMI to fund capital spending.

QBSA’s principal asset is the Quebrada Blanca Phase 2 (“QB2”) copper development project located in Northern Chile. QB2 is in the final stages of permitting, and a project sanction decision is not expected before the second half of 2018.

“This transaction simplifies the ownership and capital structure for QB2, giving Teck additional flexibility with respect to financing options for the project,” said Don Lindsay, President and CEO. “QB2 is a high quality, long-life asset in a low risk jurisdiction that will operate through multiple price cycles at a low-cost, substantially increase Teck’s copper production, and generate significant value.”

IMSA holds 8.5% of the ordinary shares of QBSA and a 5% preferred share interest. The purchase price consists of US$52.5 million paid in cash on closing, an additional payment of US$60 million payable on the issuance of the major approval of the social and environmental impact assessment for the QB2 project and the expiry of certain appeal rights, and a further US$50 million payable within 30 days of the commencement of commercial production at QB2. Additional amounts may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following the commencement of commercial production, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum amount in certain circumstances thereafter.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information in this news release include statements regarding the potential sanction of the QB2 project, the statement that QB2 will be a high-quality, long-life asset, the statement that QB2 will operate through multiple price cycles, the statement that QB2 will operate at a low-cost, the expectation that QB2 will substantially increase Teck’s copper production, the expectation that QB2 will generate significant value, and the future payments to IMSA required under the share purchase agreement. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck and QB2 to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding a positive sanctioning decision in respect of QB2, assumptions that QB2 is constructed and operates consistent with Teck’s current expectations and projections, assumptions regarding the receipt of regulatory and government approvals, the accuracy of our reserve and resource estimates and the geological, operational and price assumptions on which these are based, and conditions in financial markets and Teck’s future performance.

Factors that may cause actual results to vary include, but are not limited to, changes in general economic conditions or conditions in the markets for copper or metallurgical coal, labour disruptions, changes in political conditions in Chile, unexpected legal, permitting or community issues, inaccurate geological assumptions or operational and price assumptions, unanticipated developmental or operational difficulties and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Actual payments to IMSA depend on the actual performance of the project and actual copper prices at the relevant time, among other factors.

Further information concerning assumptions, risks and uncertainties associated with these forward-looking statements, QB2 and our business can be found in our most recent Annual Information Form, as well as subsequent filings public filings, all filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Teck does not assume the obligation to update forward-looking statements except as required under securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com